6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 18, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                        Form 20-F X             Form 40-F


           Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also
              thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               BASF Aktiengesellschaft


Date: August 18, 2003           By: /s/ Elisabeth Schick
                               ------------------------------------
                               Name: Elisabeth Schick
                               Title: Director Site Communications Ludwigshafen and Europe


                               By: /s/ Christian Schubert
                               ------------------------------------
                               Name: Christian Schubert
                               Title: Director Corporate Communications
                               BASF Group

Allianz reduces shareholding in BASF

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Aug. 18, 2003--

Allianz Aktiengesellschaft, Koeniginstrasse 28, 80802 Munich, Gemany, has notified us according to Articles 21 para. 1, 22 para. 1 s. 1 no. 1 and 6 WpHG (German Law on Security Trading) that on August 12, 2003 the share of Allianz Aktiengesellschaft in the voting rights in our company has fallen below the limit of 5 % and that its voting right share now amounts to 3.97 %. The voting right share includes 3.94 % of voting rights according to Article 22 para. 1 s. 1 no. 1 WpHG and 0.03 % of voting rights according to Article 22 para. 1 s. 1 no. 6 WpHG.


Ludwigshafen, August 13, 2003
BASF Aktiengesellschaft
The Board of Executive Directors